December 27, 2024

William McGann
Chief Executive Officer
Quantum Computing Inc.
5 Marine View Plaza, Suite 214
Hoboken, NJ 07030

       Re: Quantum Computing Inc.
           Registration Statement on Form S-1
           Filed December 20, 2024
           File No. 333-283955
Dear William McGann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology